SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Telular Corporation
(Name of Subject Company)

Telular Corporation
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

87970T208
(CUSIP Number of Class of Securities)

Jonathan M. Charak
Chief Financial Officer
311 South Wacker Drive, Suite 4300
Chicago, Illinois 60606-6622
(312) 379-8397
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copy to:

Catherine J. Dargan, Esq.
Keir D. Gumbs, Esq.
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004
(202) 662-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed by Telular Corporation, a Delaware corporation (“Telular”), on May 10, 2013, as amended.  The Schedule 14D-9 relates to the tender offer by ACP Tower Holdings, LLC, a Delaware limited liability company (“Parent”), and ACP Tower Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), each of which is controlled by Avista Capital Partners III, L.P., a Delaware limited partnership (“Avista Capital III”), and Avista Capital Partners (Offshore) III, L.P., a Bermuda exempted limited partnership (“Avista Offshore III” and, together with Avista Capital III, “Avista”), pursuant to which Merger Sub has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Telular at a price of $12.61 per share, net to the selling stockholder in cash, without interest and less any applicable withholding taxes thereon, upon the terms and conditions set forth in the Offer to Purchase dated May 10, 2013 and the related Letter of Transmittal, and described in a Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the Securities and Exchange Commission on May 10, 2013, as amended.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph immediately prior to the heading “Section 16 Matters”:

“Notice to Option Holders and Restricted Stock Unit Holders

On or about June 4, 2013, Telular sent notices substantially in the form of Exhibits (a)(17) to (a)(21) to holders of Options and to holders of Restricted Stock Units. The notices were sent in order to satisfy Telular’s obligation under the Merger Agreement to cancel each outstanding Option and Restricted Stock Unit prior to the effectiveness of the merger. The forms of notice, which are filed as Exhibits (a)(17) to (a)(21) to the Schedule 14D-9, are incorporated herein by reference.”

Item 8.   Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the last paragraphs under the heading “Litigation”:

“On May 28, 2013, a putative stockholder class action complaint was filed in the Chancery Division of the Circuit Court of Cook County, Illinois, captioned DeNicolo v. Telular Corporation, et al., Case No. 2013-CH-13614 (which we refer to as the “DeNicolo Complaint” and, together with the Nicholas Complaint, Levin Complaint, Posell Complaint, Berg Complaint and Henard Complaint, the “Illinois Actions”).  The DeNicolo Complaint names as defendants Telular, certain officers and directors of the Board (whom we refer to as the “DeNicolo Complaint Individual Defendants”), Avista Capital Partners, Parent and Merger Sub.  The DeNicolo Complaint asserts two causes of action: (1) breach of fiduciary duty against the DeNicolo Complaint Individual Defendants and (2) aiding and abetting breach of fiduciary duty against Avista Capital Partners, Parent and Merger Sub.  The DeNicolo Complaint alleges that the DeNicolo Complaint Individual Defendants breached their fiduciary duties by failing to maximize the value of Telular.  The plaintiffs in the DeNicolo Complaint seeks an injunction prohibiting consummation of the proposed transaction, rescission of the Merger Agreement and fees and costs associated with prosecuting the action. The named plaintiffs in the DeNicolo Complaint are descendants of Telular’s founder, William L. DeNicolo. The foregoing description is qualified in its entirety by reference to the DeNicolo Complaint, which is filed as Exhibit (a)(22) to the Schedule 14D-9 and is incorporated herein by reference.

On June 3, 2013, the Circuit Court of Cook County granted Telular’s motion to consolidate the actions brought under the Illinois Actions."

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection captioned “Extension of the Offer Period”:

“Extension of the Offer Period

On June 5, 2013, Merger Sub extended the expiration of the Offer until 12:00 midnight (New York City time) at the end of the day on Friday, June 14, 2013. The Offer was previously scheduled to expire at 12:00 midnight (New York City time) at the end of the day on Friday, June 7, 2013.  Continental Stock Transfer & Trust Company, the depositary in the Offer, has indicated that, as of the close of business on June 4, 2013, a total of approximately 575,596 Shares had been validly tendered and not validly withdrawn pursuant to the Offer. The press release announcing the extension of the Offer, among other things, is attached hereto as Exhibit (a)(23).”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(17)	Form of Notice to Employee Holders of Options and to Holders of Restricted Stock Units, sent by Telular Corporation on or about June 4, 2013.**
(a)(18)	Form of Notice to Employee Holders of Options, sent by Telular Corporation on or about June 4, 2013.**
(a)(19)	Form of Notice to Employee Holders of Restricted Stock Units, sent by Telular Corporation on or about June 4, 2013.**
(a)(20)	Form of notice to Director Holders of Options and Restricted Stock Units, sent by Telular Corporation on or about June 4, 2013.**
(a)(21)	Form of notice to Director Holders of Restricted Stock Units, sent by Telular Corporation on or about June 4, 2013.**
(a)(22)
Complaint of Beth DeNicolo against Telular Corporation, Brian J. Clucas, Lawrence S. Barker, M. Brian McCarthy, John W. Handy, Joseph A. Beatty, Betsy Bernard, Jeffrey Jacobowitz, Avista Capital Partners, ACP Tower Holdings, LLC and ACP Tower Merger Sub, Inc., filed in the Chancery Division of the Circuit Court of Cook County, Illinois, dated May 28, 2013.**

(a)(23)	Press Release, dated June 5, 2013, Announcing Extension of the Tender Offer.**

**           Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Telular Corporation By: /s/ JONATHAN M. CHARAK Name: Jonathan M. Charak Title: Chief Financial Officer

Dated: June 5, 2013